UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X        Form 40-F
                   ---                -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  X
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

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     Contacts:

        ASUR                                            Breakstone & Ruth
 Lic. Adolfo Castro               ASUR                   Luca Biondolillo
 (52) 55-5284-0408     -------------------------          (646) 536-7012
acastro@asur.com.mx     AEROPUERTOS DEL SURESTE  Lbiondolillo@breakstoneruth.com




                  ANNULMENT PROCEEDINGS AGAINST THE MINISTRY OF
                          COMMUNICATIONS AND TRANSPORT

Mexico City, April 23, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that it recently was notified of a legal proceeding brought by a group of Mexican airlines seeking that Annex 7 to its concessions be declared null and void. ASUR is not a party to the proceeding, which was brought by Aerovias de Mexico, S.A. de C.V., Compania Mexicana de Aviacion, S.A. de C.V., Aerovias del Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de CV. before the Federal Court of Fiscal and Administrative Justice against the Mexican Ministry of Communications and Transportation. Annex 7 contains the bases for the tariff regulation imposed on each concession holder by the Ministry of Communications and Transportation.

ASUR's legal advisors have advised it that the resolution of these proceedings may take approximately three years. In the event that the plaintiffs obtain a ruling in their favor, Annex 7 to each of our concessions would be revoked and our subsidiary concession holders would have no regulatory framework for regulated airport and complementary services until a new framework were issued. If the existing maximum tariff rates applicable to our airports were to be rescinded, there can be no assurance that any new tariff regime that is subsequently adopted would be similar to the current regime. Pending a ruling by the court, the existing bases for regulation will remain in force.

As an affected third party in the pending proceedings, ASUR intends to respond to the annulment request and is prepared to defend its rights if necessary.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan In the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                                     -ENDS-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.

                                   By:  /s/ ADOLFO CASTRO RIVAS
                                        -----------------------
                                            Adolfo Castro Rivas
                                            Director of Finance

Date: April 25, 2003